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Fax 202 955 5564

Holland & Knight LLP
2099 Pennsylvania Avenue, N.W., Suite 100
Washington, D.C. 20006
www.hklaw.com

Joseph R. Manghisi
212 513 3370
joseph.manghisi@hklaw.com

December 28, 2004

BY HAND DELIVERY

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0302

Re: Japan Tobacco Inc. (File No. 82-4362)
Information Furnished Pursuant to
Rule 12g3-2 under the Securities Exchange Act of 1934

Ladies and Gentlemen:

We are counsel to Japan Tobacco Inc., a corporation incorporated under the laws of Japan (the "Company"), in connection with this filing made pursuant to the exemption provided under Rule 12g3-2 (the "Rule") promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Attached as an Annex to this letter is a list of information, certain items of which are enclosed herewith, that the Company has made public pursuant to the laws of Japan, has filed with stock exchanges or has distributed to its security holders, subsequent to the information furnished under cover of the letter, dated May 25, 2004, from Mori Hamada & Matsumoto to the Securities and Exchange Commission (the "Commission"), and subsequent to the information previously furnished to the Commission by this firm on behalf of the Company.

The information set forth herein is being furnished to the Commission pursuant to subparagraph (b)(1)(iii) of the Rule. In accordance with subparagraphs (b)(4) and (b)(5) of the Rule, the information and documents furnished herewith are being, and any information or documents furnished in the future by the Company pursuant to the Rule will be, furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to Section 18 of the Exchange Act, and that neither this letter nor the furnishing of any such information or documents pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions regarding this filing, please do not hesitate to call me at (212) 513-3370 or, in my absence, Neal N. Beaton of this office at (212) 513-3470 or Lance D. Myers of this office at (212) 513-3217. We would appreciate it if you would date stamp the enclosed copy of this letter and return it to our waiting messenger.

Very truly yours,

Joseph Manghisi/don

Joseph R. Manghisi
Holland & Knight LLP

2490684_v1

ANNEX

INFORMATION DISTRIBUTED

A. JAPANESE LANGUAGE DOCUMENTS
(brief description of Japanese language documents listed below are set out in EXHIBIT A hereto)

1. Report of the State of Repurchase of the Company's Own Shares dated December 3, 2004

2. Semi-Annual Securities Report dated December 17, 2004

B. ENGLISH LANGUAGE DOCUMENTS
(English documents listed below are included in EXHIBIT B hereto)

1. JT's Partial Revision of Brief Statements of Consolidated Semi-annual Financial Results for the Year ending March 31, 2005, filed with Tokyo Stock Exchange as of November 29, 2004

2. Press Release

Date	Title
1) 12/3/2004 (12/3/2004)	JT Repurchases Own Shares (this release was also filed with Tokyo Stock Exchange on the same day.)

Note: The dates in parentheses are the dates of the releases in Japanese

EXHIBIT A

BRIEF DESCRIPTION OF JAPANESE LANGUAGE DOCUMENTS

1. Report of the State of Repurchase of the Company's Own Shares dated December 3, 2004

   Report of the State of Repurchase of the Company's Own Shares stating the conditions of repurchase, possession, disposal of the Company's own shares from November 1, 2004 to November 31, 2004 filed with the Director of Kanto Local Finance Bureau.

2. Semi-Annual Securities Report dated December 17, 2004

   Semi-Annual Securities Report stating the results for the relevant semi-annual period filed with the Director of Kanto Local Finance Bureau.

EXHIBIT B

ENGLISH DOCUMENTS

Set out below is the English documents referred to in ANNEX, Section B, items 1 to 2.

November 29, 2004

Re: JT's Partial Revision of Brief Statements of Consolidated Semi-annual Financial Results for the Year ending March 31, 2005

Japan Tobacco Inc. (JT) revised part of its Brief Statements of Consolidated Semi-annual Financial Results for the Year ending March 31, 2005 which were released on October 29, 2004 as follows. The revised parts are shown underlined.

Note

[Revisions]

1. (Page 23 the Brief Statements of Consolidated Semi-annual Financial Results for the Year ending March 31, 2005)

BASIS OF CONSOLIDATED FINANCIAL STATEMENTS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

4. ACCOUNTING POLICIES

(1) Valuation of significant assets

a) Securities

(before revision)

Marketable securities and marketable investment securities are stated at market value as of the end of semi-annual period. (Net unrealized holding gains or losses are included in a component of shareholders' equity, and cost of securities sold is determined based on the moving-average cost.)

Non-marketable securities are stated at the moving-average cost.

(after revision)

Securities to be held to maturity

Based on amortized cost method (straight-line method).

Other Securities

*Marketable securities and marketable investment securities are stated at market value as of the end of semi-annual period. (Net unrealized holding

gains or losses are included in a component of shareholders' equity, and cost of securities sold is determined based on the moving-average cost.)
* Non-marketable securities are stated at the moving-average cost.

2. (Page 30 of the Brief Statements of Consolidated Semi-annual Financial Results for the Year ending March 31, 2005)

FAIR VALUE OF MARKETABLE SECURITIES AND INVESTMENT SECURITIES

(before revision)

(AS OF SEPTEMBER 30, 2004)

1. MARKETABLE SECURITIES AND MARKEATBLE INVESTMENT SECURITIES

Millions of yen

Type	*Acquisition cost*	*Carrying amount on the consolidated balance sheet*	*Difference*
Equity securities	34,682	57,283	22,601
Bonds	8,681	8,876	194
Bank debentures	5,999	6,029	29
Samurai bonds	99	101	1
Others	2,582	2,745	163
Others	6,773	7,625	852
Total	50,137	73,786	23,648

2. CARRYING AMOUNT OF NON-MARKETABLE SECURITIES

Millions of yen

	Carrying amount on the consolidated balance sheet
Unlisted equity securities (excludes OTC stocks)	3,142
Unlisted debt securities	43,594
Certificates of deposits	360,500
Others	13,220

(after revision)

(AS OF SEPTEMBER 30, 2004)

1. MARKETABLE SECURITIES TO BE HELD TO MATURITY

Type	*Carrying amount on the consolidated balance sheet*	*market value*	*Difference*
Government bonds	1,194	1,203	8
Total	1,194	1,203	8

2. MARKETABLE SECURITIES AND MARKEATBLE INVESTMENT SECURITIES

Millions of yen

Type	*Acquisition cost*	*Carrying amount on the consolidated balance sheet*	*Difference*
Equity securities	34,682	57,283	22,601
Bonds	8,681	8,876	194
Bank debentures	5,999	6,029	29
Samurai bonds	99	101	1
Others	2,582	2,745	163
Others	6,773	7,625	852
Total	50,137	73,786	23,648

3. CARRYING AMOUNT OF NON-MARKETABLE SECURITIES

Millions of yen

	Carrying amount on the consolidated balance sheet
Unlisted equity securities (excludes OTC stocks)	3,142
Unlisted debt securities	42,399
Certificates of deposits	360,500
Others	13,220

JAPAN TOBACCO INC.
2-1, Toranomon 2-chome, Minato-ku
Tokyo 105-8422 JAPAN
Phone:03-3582-3111

Contact: Roy Tsuji
General Manager
Media and Investor Relations
Japan Tobacco Inc.
Tokyo: +81-3-5572-4287

FOR IMMEDIATE RELEASE

JT Repurchases Own Shares

Repurchase results for the period between November1, 2004 to November 30, 2004

Tokyo, December 3, 2004 --- Japan Tobacco Inc. (JT, TSE: 2914) announced today that it has repurchased its shares pursuant to Article 211-3, Paragraph 1, Item 2 of the Commercial Code as was decided at the Board of Directors meeting held on October 29, 2004. Details of the share repurchase are mentioned below.

Details of the shares repurchased

(1) Period during which shares were repurchased:	From November 1, 2004 to November 30, 2004
(2) Number of shares repurchased:	13,514 shares
(3) Total repurchased cost of shares:	¥12,873,607,000
(4) Method of repurchase:	Open market purchase on Tokyo Stock Exchange

Note: The result of the repurchase through ToSTNeT-2 (6,000 shares, ¥5,586 million) which was completed on November 1, 2004 are included in the above mentioned number of shares repurchased and the total repurchase cost.

(Reference)

1. Details of the repurchase as approved by the JT Board of Directors of on October 29, 2004.

(1) Type of shares to be repurchased:	Shares of JT common stock
(2) Number of shares to be repurchased:	Up to 45,000 shares
(3) Total repurchase price of shares:	Up to ¥40 billion
(4) Period during which shares will be repurchased:	From November 1, 2004 to March 24, 2005

2. Cumulative number of shares repurchased during the October 29, 2004 to November 30, 2004 period as approved at the Board of Directors meeting held on October 29, 2004.

(1) Total number of shares repurchased:	13,514 shares
(2) Total cost of repurchased shares :	¥12,873,607,000

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Japan Tobacco Inc. is the world's third largest international manufacturer of tobacco products. The company manufactures internationally recognized cigarette brands including Camel, Winston, Mild Seven and Salem. Since its privatization in 1985, JT has actively diversified its operations into pharmaceuticals and foods. The company's net sales were ¥4.625 trillion in the fiscal year ended March 31, 2004.